SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

for the period ended 6 June, 2011

BP p.l.c.
(Translation of registrant's name into English)

1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
(Address of principal executive offices)

Indicate  by check mark  whether the  registrant  files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F        |X|          Form 40-F
     ---------------               ----------------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby  furnishing  the  information to the
Commission  pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
     1934.

Yes                            No        |X|
      ---------------           ----------------

Exhibit 1.1	Transaction in Own Shares released on 5 May 2011
Exhibit 1.2	Transaction in Own Shares released on 6 May 2011
Exhibit 1.3	Director/PDMR Shareholding released on 10 May 2011
Exhibit 1.4	Transaction in Own Shares released on 17 May 2011
Exhibit 1.5	First Quarter Dividend for 2011 Scrip Dividend released on 17 May 2011
Exhibit 1.6	Transaction in Own Shares released on 24 May 2011
Exhibit 1.7	Director/PDMR Shareholding released on 24 May 2011
Exhibit 1.8	Total Voting Rights released on 31 May 2011

Exhibit 1.1

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 5 May 2011

BP p.l.c. announces that it transferred to participants in its employee share schemes 4,360 ordinary shares on 21 April 2011 at prices between 394.0 pence per share and 487.0 pence per share.  These shares were previously held as treasury shares.

Following the above transaction, BP p.l.c. holds 1,846,844,439 ordinary shares in Treasury, and has 18,867,150,145 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c.    Tel: 020 7496 4632

Exhibit 1.2

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 6 May 2011

BP p.l.c. announces that it transferred to participants in its employee share schemes 2,551 ordinary shares on 5 May 2011 at prices between 394.0 pence per share and 487.0 pence per share.  These shares were previously held as treasury shares.

Following the above transaction, BP p.l.c. holds 1,846,841,888 ordinary shares in Treasury, and has 18,867,198,596 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c.    Tel: 020 7496 4632

Exhibit 1.3

BP p.l.c. - Director/PDMR Shareholding
BP p.l.c. - 10 May 2011

BP p.l.c. was advised on 10 May 2011 by Computershare Plan Managers that on 10 May 2011 the following Director and senior executives (all persons discharging managerial responsibilities in BP p.l.c.) acquired in London the number of BP Ordinary shares (ISIN number GB0007980591) shown opposite their names below at £4.545 per share through participation in the BP ShareMatch UK Plan:-

Director

Mr I.C. Conn                70 shares

Other Persons Discharging Managerial Responsibilities

Mr R. Bondy                70 shares
Mr B. Looney              70 shares
Mr S. Westwell            68 shares

This notice is given in fulfilment of the obligation under DTR3.1.4(1)(a)R.

Exhibit 1.4

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 17 May 2011

BP p.l.c. announces that it transferred to participants in its employee share schemes 591,662 ordinary shares on 13 May 2011, and  2,864 ordinary shares on 16 May 2011, at prices between 420.00 pence per share and 454.5 pence per share.  These shares were previously held as treasury shares.

Following the above transaction, BP p.l.c. holds 1,846,247,362 ordinary shares in Treasury, and has 18,867,816,072 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c.    Tel: 020 7496 4632

Exhibit 1.5

BP p.l.c. - First Quarter Dividend for 2011 Scrip Dividend
BP p.l.c. - 17 May 2011

17 May 2011

BP PLC
FIRST QUARTER DIVIDEND FOR 2011
SCRIP DIVIDEND PROGRAMME

On 27 April 2011, the Directors of BP plc announced that the interim dividend for the first quarter 2011 would be US$0.07 per ordinary share (US$0.42 per ADS).  This interim dividend is to be paid on 28 June 2011 to shareholders on the share register on 13 May 2011. The dividend is payable in cash in sterling to holders of ordinary shares and in US dollars to holders of ADSs.  A scrip dividend alternative will be made available for this dividend allowing shareholders to elect to receive their dividend in the form of new ordinary shares and ADS holders in the form of new ADSs.

The "Reference Share Price" for the issue of new ordinary shares under the scrip dividend alternative is:

US$ 7.217 for each new ordinary share
For holders of ordinary shares this is equivalent to 1 new share for approximately every 103.100 shares held prior to the ex-dividend date of
11 May 2011.

The Reference Share Price is the average of the US dollar equivalent of the closing mid price quotation for a BP ordinary share on the London Stock Exchange Daily Official List for the four consecutive dealing days beginning on the ex-dividend date of 11 May 2011. The US dollar equivalent price each day is calculated from the sterling closing mid price using the exchange rate published by the Bank of England at 4pm each day.

The "Reference ADS Price" for the issue of new ADSs under the scrip dividend alternative is:

US$ 44.002 for each new ADS
For holders of ADSs, this is equivalent to 1 new ADS for approximately every
104.767 ADSs held prior to the ex-dividend date of 11 May 2011.

The Reference ADS Price is calculated by multiplying the Reference Share Price by six (as there are six ordinary shares underlying each ADS) and adjusting for Stamp Duty Reserve Tax (1.5%) and the fee payable to the Depositary under the ADS Deposit Agreement ($0.05 per ADS).

Dividends payable in cash in sterling on 28 June 2011 will be converted from US dollars at the average of the market exchange rates for the four dealing days beginning 8 June 2011. The sterling cash dividend will be announced to the London Stock Exchange on 14 June 2011.

The latest date for receipt of elections to participate in the scrip dividend programme for this interim dividend is 7 June 2011.  Shareholders must return their mandate form or otherwise input their CREST elections, to be received by BP's Registrars, Equiniti, by 4.30 pm (London time) on 7 June 2011, and ADS holders must return their election form to the Depositary, JPMorgan Chase Bank, by 5.00 pm (New York time) on that date.  Elections received after this deadline will apply to subsequent dividends only. Unless revoked by you, your scrip dividend election will apply for all future dividends for which a scrip dividend is offered.  Details of the scrip dividend programme are available on the BP plc website at www.bp.com/scrip.

David Pearl
Deputy Company Secretary

Exhibit 1.6

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 24 May 2011

BP p.l.c. announces that it transferred to participants in its employee share schemes 757 ordinary shares on 23 May 2011 at prices between 394.00 pence per share and 420.00 pence per share.  These shares were previously held as treasury shares.

Following the above transaction, BP p.l.c. holds 1,846,246,605 ordinary shares in Treasury, and has 18,867,816,829 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c.    Tel: 020 7496 4632

Exhibit 1.7

BP p.l.c. - Director/PDMR Shareholding
BP p.l.c. - 24 May 2011

BP p.l.c. was notified on 23 May 2011 by Mr George David, a director of BP p.l.c., that on 23 May 2011 he acquired on the New York Stock Exchange 30,000 BP ADSs (ISIN number US0556221044), which are equivalent to 180,000 BP Ordinary Shares. 15,000 ADSs were acquired at a price of US$43.988 per ADS and 15,000 ADSs were acquired at a price of US$43.979 per ADS.

This notice is given in fulfillment of the obligation under DTR3.1.4 (1)(a)R.

Exhibit 1.8

BP p.l.c. - Total Voting Rights
BP p.l.c. - 31 May 2011

BP p.l.c.

Voting Rights and Capital - Transparency Directive Disclosure

London 31 May 2011

Pursuant to Disclosure and Transparency Rule 5.6:-

- The issued share capital of BP p.l.c. comprised 18,867,816,829 ordinary shares par value US$0.25 per share, excluding shares held in treasury and 12,706,252 preference shares, par value £1 per share. Both the ordinary shares and the preference shares have voting rights. Preference shares have two votes for every £5 in nominal capital held and ordinary shares have one vote for every share held.

- The total number of voting rights in BP p.l.c. is 18,872,899,329. This figure excludes 1,846,246,605 ordinary shares which have been bought back and held in treasury by BP. These shares are not taken into consideration in relation to the payment of dividends and voting at shareholders' meetings.

This information may be used by shareholders for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BP p.l.c. under the FSA's Disclosure and Transparency Rules.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BP p.l.c.
(Registrant)

Dated: 6 June 2011

/s/ D. J. PEARL
...............................
D. J. PEARL
Deputy Company Secretary